Mail Stop 3561

                                                             September 25, 2018

Via E-mail
Peng Yang
President and Director
Oranco, Inc.
One Liberty Plaza, Suite 2310 PMB# 21
New York, NY 10006

       Re:    Oranco, Inc.
              Amendment No. 1 to Current Report on Form 8-K
              Filed September 14, 2018
              File No. 000-28181

Dear Mr. Yang:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2018 letter.

Security Ownership of Certain Beneficial Owners and Management, page 22

1. We partially reissue prior comment 6. We continue to note the reference to 70,191,480 of common stock outstanding in this section. Please reconcile with references to 98,191,
       480 shares of common stock outstanding as disclosed elsewhere in this filing.

Certain Relationships and Related Transactions, page 25

2. We reissue prior comment 8 in part. Instruction 1 to Item 404 requires disclosure of related person information for the two fiscal years preceding the registrant's last fiscal year where a filer is providing information required by a registration statement filed pursuant to the Securities Exchange Act. Please revise or advise.
 Peng Yang
Oranco, Inc.
September 25, 2018
Page 2


Consolidated Statements of Cash Flows, page F-6

3. Your response to comment 13 indicates that you paid cash consideration of RMB
       2,050,000 in acquiring an additional 41% interest in your subsidiary, Fenyang Jinqiang
       Wine Co Ltd. Please tell us why you have classified this transaction as an investing activity in your statement of cash flows given that your control over this subsidiary was maintained. Refer to ASC 230-10-45-14 through 45-1.

4. We note the revisions made to your consolidated statements of cash flows for all periods presented in response to comment 14. Please tell us how you considered the error correction disclosures in ASC 250-10-50-7 through 50-11 as it relates to these revisions and provide the materiality analysis you performed in reaching your conclusion. Please refer to SAB Topics 1.M and 1.N.

Unaudited Pro Forma Condensed Combined Financial Information, page F-25

5. We note your statement that the audited pro forma condensed combined balance sheet as of March 31, 2018 gives effect to these transactions as if they had occurred on July 1,
       2016. Please tell us how your disclosure is consistent with Rule 11-02(b)(6) of
       Regulation S-X that requires the pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required.

        You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at
(202)551-3269 or Pamela Howell at (202) 551-3357 with any other questions

                                                            Sincerely,

                                                            /s/ Pamela Howell
                                                            for

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of
Beverages,
                                                            Apparel and Mining

cc:    George Du, Esq.
       Hunter Taubman Fischer & Li, LLC